UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69363

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/24__ AND ENDING __12/31/24__

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Trutoro (Veritas Independent Partners,LLC)__

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2201 Washington Ave. Suite 2

(No. and Street)

Conway	AR	72034
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Gail Murdoch	501-358-6131	gail@trutoro.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Mercurius & Associates LLP

(Name – if individual, state last, first, and middle name)

A-94/8, Wazirpur Industrial Area, Main Ring Road	New Delhi	Delhi	110052
(Address)	(City)	(State)	(Zip Code)

2/10/2009	3223
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Gail Murdoch _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Trutoro (Veritas Independent Partners, LLC) _____, as of 12/31 _____, 2 024 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _Gail Murdoch_

Title:
Managing Member

Erin McMillan
Notary Public

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

TRUTORO (VERITAS INDEPENDENT PARTNERS, LLC)

REPORTS PURSUANT TO RULES 17a-5(d)

YEAR ENDED DECEMBER 31, 2024



MERCURIUS & ASSOCIATES LLP

+91 11 4559 6689
info@masllp.com
www.masllp.com

Report of the Independent Registered Public Accounting Firm

To the Members of Trutoro (Veritas Independent Partners, LLC)

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of **Trutoro (Veritas Independent Partners, LLC)** (the "Company") as of December 31, 2024 and the related statements of operations, changes in Member's equity and cash flows for the year ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information contained in Schedule related to Computation of Net Capital pursuant to Uniform Net Capital Rule 15c3-1 of Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.

In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule17 C.F.R. § 2 240. 17a-5. In our opinion, the supplemental information contained in schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Mercurius & Associates LLP

Mercurius & Associates LLP

We have served as the Company's Auditor since 2018.

New Delhi, India
April 11, 2025



INDIA

LLPIN: AAG-1471
A-94/8, Wazirpur Industrial Area
New Delhi-110052, India

TRUTORO (VERITAS INDEPENDENT PARTNERS, LLC)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2024

ASSETS

Cash	$	38,412
Commissions receivable		112,648
Other receivables		727
Central registration depository account		990
Prepaid assets		29,821
Investments		8,317
Total assets	**$**	**190,915**

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:

Accounts payable and accrued expenses	$	89,970
Related party payables		21,225
Total liabilities		111,195
COMMITMENTS AND CONTINGENCIES (Notes 5 and 6)		-
MEMBER'S EQUITY (Note 2)		79,720
Total liabilities and member's equity	**$**	**190,915**

The accompanying notes are an integral part of this statement.

TRUTORO (VERITAS INDEPENDENT PARTNERS, LLC)

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2024

REVENUES:

Commissions	$ 2,011,671
Reimbursed expenses	49,240
Other income	17
Total revenues	2,060,928

EXPENSES:

Commission	1,662,515
Professional services	41,528
Personnel	134,479
General operating	102,910
Insurance	23,571
Regulatory	29,859
Marketing	1,211
Total expenses	1,996,073
NET INCOME	**$ 64,855**

The accompanying notes are an integral part of this statement.

TRUTORO (VERITAS INDEPENDENT PARTNERS, LLC)

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2024

CASH FLOWS FROM (TO) OPERATING ACTIVITIES:

Net income	$	64,855
Adjustments to reconcile net income to net cash provided by operating activities:		
Decrease in other receivables	$	4,030
Decrease in central registration depository account		426
Increase in prepaid expenses		(29,821)
Decrease in commissions receivable		7,410
Increase investments		(8,317)
Decrease in undeposited funds		4,167
Decrease in accounts payable and accrued expenses		(14,739)
Increase in related party payables		6,003
Net cash provided by operating activities		34,014

CASH FLOWS FROM FINANCING ACTIVITIES:

Capital distribution		(42,000)
Net cash provided by financing activities		(42,000)

NET DECREASE IN CASH		(7,986)
CASH, at beginning of year		46,398
CASH, at end of year	$	**38,412**

The accompanying notes are an integral part of this statement.

TRUTORO (VERITAS INDEPENDENT PARTNERS, LLC)

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2024

BALANCES, December 31, 2023	$	56,865
Distributions		(42,000)
Net income		64,855
BALANCES, December 31, 2024	**$**	**79,720**

The accompanying notes are an integral part of this statement.

NOTE 1- ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business
Trutoro (Veritas Independent Partners, LLC) (the "Company") is an Arkansas limited liability company formed on September 9, 2013. The Company is affiliated with Cardinal Investment Group ("Cardinal"), a registered branch office of the Company and Tartan Properties through common ownership. The Company is registered with the Securities and Exchange Commission (SEC), and licensed by the Financial Industry Regulatory Authority, Inc. (FINRA). The Company operates as a securities broker-dealer for mutual funds, variable annuities, and investment advisory services.

15c3-3 Exemption
The Company carries no customer funds or securities and therefore is exempt from the reserve and possession or control requirements under Rule 15c3-3 of the Securities Exchange Act of 1934. The Company identified the provisions of Footnote 74 under which the Company is not required to claim an exemption from 17 C.F.R. §240.15c3-3. The Company met the identified provisions of Footnote 74 for the year ended December 31, 2024.

Revenue Recognition
The Company's main source of revenue is mutual funds, variable annuities, and investment advisory services, which are accounted for as contracts with customers. Under the guidance for contracts with customers, the Company is required to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the Company satisfies its performance obligation.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers investments with a maturity of three months or less to be cash equivalents.

Income Taxes
The Company is not a taxable entity and thus the financial statements do not include a provision for income taxes. The Company's members are taxed on their respective share of the Company's earnings.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states. The Company is not subject to income tax return examinations by major taxing authorities for years before 2021. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related unrecognized tax benefits in income taxes payable, if assessed. No interest expense or penalties have been recognized as of and for the year ended December 31, 2024.

NOTE 1- ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES(cont'd)

Estimates
Management uses estimates and assumptions in preparing these financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Leases
The Company's accounting and reporting of its leases complies with FASB ASC 842, Lease. See Note 3.

Recent Pronouncements
The FASB has issued Accounting Standards Update (ASU) No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, to improve disclosures about a public entity's reportable segments and address requests from investors and other allocators of capital for additional, more detailed information about a reportable segment's expenses. The guidance in FASB ASU 2023-07 is effective for all public entities for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, and should be applied retrospectively to all periods presented in financial statements. The Company has adopted ASU No. 2023-07 and it did not have a material impact to the Company's financial statements.

NOTE 2 – SINGLE REPORTABLE SEGMENT

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including mutual funds, variable annuities, and investment advisory services. The company has identified its managing member as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominately in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 2), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

NOTE 3 – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2024, the Company had net capital and net capital requirements of $46,969 and $7,413, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 2.37 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 4 – LEASES

The Company is a lessee in a non-cancelable operating lease for office space subject to ASC 842, Leases. The lease agreement does not include a termination or renewal option for either party, or restrictive financial or other covenants. The non-cancelable operating lease is set to expire on May 1, 2025.

NOTE 5 – RELATED PARTY TRANSACTIONS AND COMMITMENTS

The Company is affiliated with Cardinal Investment Group ("Cardinal"), a registered branch office of the Company and Tartan Properties through common ownership.

The Company has an expense sharing agreement ("ESA") with Cardinal. Under the agreement, the Company pays an allocation of Cardinal's utilities. During the year ending December 31, 2024, utilities costs totaled $2,818.

The Company entered into a lease agreement with Tartan Properties which will expire May 1, 2025. During the year ending December 31, 2024, rent expense totaled $10,488.

NOTE 6 – RELATED PARTY TRANSACTIONS AND COMMITMENTS (continued)

At December 31, 2024 there were related party payables of $21,225 that are commissions due to the members of the Firm. The Firm has recorded $87,000 as payroll expense and $343,803 as commission expense paid to members for 2024.

NOTE 7 – FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISK AND CONTINGENCIES

The Company's financial instruments, including cash and cash equivalents, accounts receivable and other assets and accounts payable are carried at amounts that approximate fair value due to the short–term nature of those instruments. The Company at December 31, 2024, has no unfulfilled contract, commitments, or contingencies.

NOTE 8 – CASH

The cash reflects balances with Centennial Bank amounting to $38,314 and $97 with Schwab.

NOTE 9 – SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

SUPPLEMENTARY INFORMATION

SCHEDULE I

TRUTORO (VERITAS INDEPENDENT PARTNERS, LLC)

COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2024

CREDIT:

Stockholders' equity	$	79,720
		-
Total credits		79,720

DEBITS:

Nonallowable assets:	
Receivables	1,774
Central registration depository account	990
Prepaid assets	29,821
Haircuts	166
Total debits	32,751

NET CAPITAL		46,969
Minimum requirement of 6-2/3% of aggregate indebtedness of $111,195 or $5,000, whichever is greater		7,413
Excess net capital	$	**39,556**

AGGREGATE INDEBTEDNESS:		
Accounts payable, accrued expenses & related party payables	$	**111,195**

RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	**2.37 to 1**

NOTE: There are no material differences between the above computation of net capital and the corresponding computation as submitted by the Company with the unaudited Form X-17A-5 as of December 31, 2024.

See Independent Auditor's Report.



MERCURIUS & ASSOCIATES LLP

+91 11 4559 6689

info@masllp.com

www.masllp.com

Report of Independent Registered Public Accounting Firm

To the Members of Trutoro (Veritas Independent Partners, LLC)

We have reviewed management's statement, included in the accompanying Trutoro's (Veritas Independent Partners, LLC) Exemption Report, in which:

(1) Trutoro (Veritas Independent Partners, LLC) (the "Company") does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3 and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. $ 240.17a-5 because the Company limits its business activities exclusively to: (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company: and the Company (I) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers. (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company): (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule | 5c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for the statement and for compliance with the provisions of Footnote 74 of the SEC Release No.34-70073 adopting amendments to 17 C.F.R. §240.17a-5 throughout the year ended December 31, 2024.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in SEC Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

Mercurius & Associates LLP

Mercurius & Associates LLP

New Delhi, India
April 11, 2025



LLPIN: AAG-1471
A-94/8, Wazirpur Industrial Area
New Delhi-110052, India

TRUTORO (VERITAS INDEPENDENT PARTNERS, LLC)

EXEMPTION REPORT
REQUIREMENT FOR BROKER/DEALERS UNDER
RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2024

Trutoro (Veritas Independent Partners, LLC) (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4).

To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company: and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, Gail Murdoch, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Gail Murdoch
Signature

Managing Member
Title

See Independent Auditor's Report.